SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 7)1
STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 5 Pages
(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Peter M. Wege

(2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	3,592,410 shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	3,592,410 shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
14,573,513* shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9
19.2%*

(12)	Type of Reporting Person
IN

*

These numbers include: 485,400 Class A shares and 777,189 Class B shares held by the Peter Martin Wege Trust F/B/O Christopher Wege; 25,239 Class A shares and 1,800,050 Class B shares held by the Peter Martin Wege Trust F/B/O Diana Wege; 900,000 Class A shares and 1,267,189 Class B shares held by the Peter Martin Wege Trust F/B/O Johanna Osman; 385,050 Class A shares and 234,189 Class B shares held by the Peter Martin Wege Trust F/B/O Jonathan Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; 177,250 Class A shares and 669,569 Class B shares held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II; and 583,220 Class A shares and 869,569 Class B shares held by the Peter Martin Wege Trust F/B/O Susan Carter. The reporting person disclaims beneficial ownership of these shares. Under these trusts, the reporting person has no ability to vote or direct the disposition of the shares; however, the reporting person can prevent any disposition of these shares by the independent trustees.

CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 901 44th Street Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing: Peter M. Wege

Item 2(b).	Address of Principal Business Office or, if None, Residence: P.O. Box 6388 Grand Rapids, Michigan 49516-6388

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		14,573,513* shares

	(b)	Percent of Class:		19.2%*

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	3,592,410 shares

		(ii)	Shared power to vote or to direct the vote	0 shares

		(iii)	Sole power to dispose or to direct the disposition of	3,592,410 shares

		(iv)	Shared power to dispose or to direct the disposition of	0 shares

*These numbers include: 485,400 Class A shares and 777,189 Class B shares held by the Peter Martin Wege Trust F/B/O Christopher Wege; 25,239 Class A shares and 1,800,050 Class B shares held by the Peter Martin Wege Trust F/B/O Diana Wege; 900,000 Class A shares and 1,267,189 Class B shares held by the Peter Martin Wege Trust F/B/O Johanna Osman; 385,050 Class A shares and 234,189 Class B shares held by the Peter Martin Wege Trust F/B/O Jonathan Wege; 2,807,189 Class B shares held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; 177,250 Class A shares and 669,569 Class B shares held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II; and 583,220 Class A shares and 869,569 Class B shares held by the Peter Martin Wege Trust F/B/O Susan Carter. The reporting person disclaims beneficial ownership of these shares. Under these trusts, the reporting person has no ability to vote or direct the disposition of the shares; however, the reporting person can prevent any disposition of these shares by the independent trustees.

The number of shares reported above includes 8,424,944 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Wege may be deemed to beneficially own approximately 9.8% of the outstanding Class A Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares reported in Item 4 above, 485,400 Class A shares and 777,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Christopher Wege; 25,239 Class A shares and 1,800,050 Class B shares are held by the Peter Martin Wege Trust F/B/O Diana Wege; 900,000 Class A shares and 1,267,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Johanna Osman; 385,050 Class A shares and 234,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Jonathan Wege; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; 177,250 Class A shares and 669,569 Class B shares are held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II; and 583,220 Class A shares and 869,569 Class B shares are held by the Peter Martin Wege Trust F/B/O Susan Carter. The named beneficiaries of these trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006	/s/ Peter M. Wege Peter M. Wege By: Jeffrey A. Ott, Attorney-in-Fact (Signature)